UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




(Mark One)

[  X   ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

                       For the fiscal year ended December 31, 2002

                                       OR

[      ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]


             For the transition period from __________ to __________

                   Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN
FOR REPRESENTED EMPLOYEES


Financial Statements
December 31, 2002

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

INDEX
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

REPORT OF INDEPENDENT AUDITORS.................................................1

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits............................2

    Statement of Changes in Net Assets Available for Benefits..................3

    Notes to Financial Statements..........................................4 - 7

                         Report of Independent Auditors




To the Participants and Administrative Committee of the Terex Corporation and Affiliates'
401(k) Retirement Savings Plan for Represented Employees


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective December 31, 2002, the Plan merged into the Terex Corporation and Affiliates' 401 (k) Retirement Savings Plan and ceased to exist as a separate plan.



PricewaterhouseCoopers LLP

Stamford, Connecticut
June 26, 2003

TEREX CORPORATION AND AFFILIATES'
--------------------------------------------------------------------------------
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
--------------------------------------------------------------------------------

                                                             2002        2001
                                                        -----------  -----------
ASSETS:
    Plan's interest in Terex Corporation 401(k)
     Retirement Savings Plan Master Trust.............. $    ---     $ 6,005,487

    Receivables:
          Employee contributions.......................      ---          41,262
          Employer contributions.......................      ---          12,973
                                                        -----------  -----------

              Total receivables........................      ---          54,235
                                                        -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS...................... $    ---     $ 6,059,722
                                                        ===========  ===========

























                 See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------



ADDITIONS:
   Plan's interest in net earnings of Terex Corporation 401(k)
    Retirement Savings Plan Master Trust.......................  $     (888,518)
   Employee contributions......................................         577,113
   Employer contributions......................................         219,956
   Rollover contributions......................................          14,986
                                                                  --------------
         Total additions........................................        (76,463)
                                                                  --------------

DEDUCTIONS:
   Withdrawals.................................................      (1,582,087)
   Administrative fees.........................................          (3,246)
   Transfer to Terex Plan......................................      (4,397,926)
                                                                  --------------
         Total deductions.......................................     (5,983,259)
                                                                  --------------

         NET DECREASE...........................................     (6,059,722)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of period.........................................       6,059,722
                                                                  --------------

   End of period...............................................  $      ---
                                                                  ==============























                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan that covers certain eligible employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements. Certain officers of Terex serve as trustees of the Plan (the "Trustees"). The investments of the Plan are held by Fidelity Management Trust Company ("Fidelity") and Massachusetts Mutual Life Insurance Company ("MassMutual").

     Effective December 31, 2002, the Plan merged with the Terex Corporation and Affiliates 401(k) Retirement Savings Plan ("Terex Plan") and all
     participants became participants in the Terex Plan. Assets valued at $4,397,926 were transferred into the Terex Plan from the Plan on December 31, 2002.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

     Participants of the Plan are the hourly-rate employees of the Company's PPM Cranes ("PPM") Unit, Unit Rig division ("Unit Rig"), the Terex Parts Distribution Center ("Southaven"), The American Crane Corporation
     ("American  Crane"),  Cedarapids,  Inc.  ("Cedarapids"),   and  the  former
     Bowerston Division of Simon Access ("Bowerston"), which was closed subsequent to the acquisition of the business on April 7, 1997. Investments of the former Bowerston employees remain in the Plan, however, there are no additional employee or employer contributions being made. Terms for each subsidiary location are negotiated under separate collective bargaining agreements and differ with respect to participant eligibility, participant contributions and employer contributions. The general provisions for each location are discussed below.

     Participant Eligibility- Employees at Unit Rig are eligible to participate in the Plan after they complete six months of service, and employees at Southaven and PPM are eligible to participate after three months of service. Employees at American Crane and Cedarapids are eligible to participate in the Plan on the first day of the month following their hiring. Prior to January 1, 2002, employees at American Crane were eligible to participate in the Plan on the date on which they performed an hour of service as an employee.

     Participant Contributions - Participants may contribute a maximum of 80% of their compensation to the Plan in any combination of pre-tax or post-tax earnings. Prior to January 1, 2002, participant contributions were limited as follows: Unit Rig - up to 20% of their compensation; participants at Southaven, PPM, American Crane and Cedarapids could contribute up to 16% of their compensation. The maximum pre-tax contribution permitted under Internal Revenue Service ("IRS") regulations in 2002 was $11,000.
     Participants age 50 and older can elect to make additional pre-tax contributions ("catch-up contributions") up to the limits prescribed by IRS regulations. These additional catch-up contributions are not eligible for matching employer contributions. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

     Employer Contributions - Unit Rig provides that Terex will match 50% of the first 6% of the employee's salary that is contributed to the Plan. Southaven provides that Terex will match 50% of the first 6% (8% effective January 1, 2001) of the employee's salary that is contributed to the Plan. PPM provides that Terex will match 50% of the first 5% (6% effective April 1, 2001) of the employee's salary that is contributed to the Plan. American Crane provides that Terex will match 50% of the first 8% of the employee's contribution, prior to January 1, 2002, the Company match could

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     not exceed $800 in the plan year. Cedarapids provides that Terex will match 100% of the first 4% of the employee's salary that is contributed to the Plan. The Company may make, in its sole discretion, supplementary contributions. All Company contributions are restricted and are invested in Terex Common Stock. However, each calendar year on the first business day of the second quarter, all restricted Company matching contributions in Terex Common Stock will be reclassified to unrestricted, thereby allowing participants to exchange the value of Terex Common Stock into other investment options. All Company matching contributions posted thereafter will once again be restricted and invested in Terex Common Stock until the following first business day of the second quarter.

     Contribution Limits - Contributions are limited in that the sum of: a) total employer contributions and b) total employee pre-tax contributions and c) total employee post-tax contributions, cannot exceed the lesser of:
     i) $40,000 or ii) 100% (25% for years prior to 2002) of the participant's total compensation for the year.

     Vesting - All participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants at Southaven, PPM, American Crane, Unit Rig and Cedarapids vest in the employer matching contributions after one year of eligible service. Participants employed at Bowerston on April 7, 1997, are fully vested in employer contributions. Bowerston participants hired after April 7, 1997, but prior to the closure of the facility vested in employer contributions after one year of eligible service.

     Forfeitures - Nonvested employer contributions of employees that have separated from the Company become forfeitures and are held in a separate account and shall be used to reduce future employer contributions. Effective January 1, 2002, forfeitures can also be used to pay the Plan's administrative expenses. However, employees that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited.

     Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

     Payment of Benefits - Upon retirement, disability, or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $5,000 he/she can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, as defined by the Plan, or upon attainment of age 59-1/2.

     Participant Loans - Participants may obtain loans in an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.


2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

     Investments - Plan investments are stated at fair value based on published market prices or other independent sources. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

     Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                December 31,
                                                          ----------------------
                                                             2002        2001
                                                          ----------  ----------

        Plan's interest in the Terex Corporation 401(k)
          Retirement Savings Plan Master Trust........... $   ---     $6,005,487


4.   INVESTMENT IN MASTER TRUST

     The Plan's assets are held in a trust account at Fidelity and consist of an interest in the Terex Corporation 401(k) Retirement Savings Plan Master Trust (the "Master Trust"). The Master Trust was established to permit the commingling of the trust assets for similar employee benefit plans sponsored by the Company. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 0.0% and 10.5%, respectively.

     Net earnings of the Master Trust are allocated daily by Fidelity to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Contributions, benefit payments and expenses are made on a specific identification basis.

     The following table presents the fair values of investments for the Master Trust at December 31, 2001:

      Mutual funds................................   $       38,412,094
      Terex Corporation Common Stock..............            6,602,776
      Participant loans...........................            3,259,125
      Investment contract.........................            8,808,370
                                                     ---------------------
                                                     $       57,082,365
                                                     =====================

     Net appreciation, dividends and interest for the Master Trust for the year ended December 31, 2002 are as follows:

      Net appreciation (depreciation) of investments:
        Mutual Funds................................ $       (6,439,804)
        Terex Corporation Common Stock..............         (2,793,667)
      Dividends.....................................            655,607
      Interest......................................            386,023
      Investment contract interest..................            528,502
                                                     ---------------------
                                                     $       (7,663,339)
                                                     =====================

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The Master Trust has an interest in a benefit-responsive investment contract which is valued at contract value as determined by MassMutual, the holder of the contract. The contract value at December 31, 2002 and 2001 was $9,336,872 and $8,808,370, respectively. The contract value represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. The guaranteed annual interest rate is 6 percent.

5.   NONPARTICIPANT-DIRECTED INVESTMENTS

     The Company's contributions to the Plan are invested solely in Terex Corporation Common Stock. Fidelity holds all Terex common stock in one investment account and does not segregate employer and employee purchased common stock activity. As a result, all Plan investments in Terex common stock are considered nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:



                                                              December 31,
                                                        ------------------------
                                                           2002          2001
                                                        ------------- ----------
     Net Assets
       Terex Corporation Common Stock.................  $   ---       $ 820,986


                                                             Year Ended
                                                          December 31, 2002
                                                        ----------------------
     Changes in Net Assets:

       Contributions................................... $     252,130
       Investment income and gain/loss.................      (296,256)
       Transfer from participant-directed investments..        77,971
       Withdrawals.....................................      (151,307)
       Net loan activity...............................        (2,177)
       Forfeitures.....................................          (348)
       Transfers to participant-directed investments...       (94,380)
       Transfers to Terex Plan.........................      (606,619)
                                                        ----------------------
                                                        $    (820,986)
                                                        ======================


6.   PARTY-IN-INTEREST

     Certain Plan and Master Trust investments are shares of mutual funds managed by Fidelity. Fidelity also serves as a custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services amounts to $3,246 for the year ended December 31, 2002.

7.   INCOME TAX STATUS

     The Plan received a determination letter, dated July 31, 1996, that it met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code (the "IRC") and is, therefore exempt from federal income taxation. Subsequently, the Plan has been amended. The Plan Administrator believes that the Plan, as amended, continues to be qualified and exempt from tax under Sections 401(c) and 401(k) of the IRC.

     The Company filed for a new determination letter on February 28, 2002. The IRS has acknowledged receipt of the filing, but has neither commented on the request nor issued a determination letter.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          The Terex Corporation and Affiliates'
                                          401(k) Retirement Savings Plan for
                                          Represented Employees


                                          /s/ Phillip C. Widman
                                          --------------------------------

Date:  June 27, 2003                      By:    Phillip C. Widman
                                                 Senior Vice President and
                                                 Chief Financial Officer
                                                 Terex Corporation